Exhibit 99.2

Celulosa Arauco y Constitución S.A. First Quarter 2013 Results May 17th, 2013

Interim Review First Quarter 2013 Results

May 17th, 2013

3	Highlights
4	Consolidated Income Statement Analysis
8	Review by Business Segment
10	Balance Sheet Analysis
12	Financial Ratios
13	First Quarter and Subsequent Events
14	Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL Friday, May 24th, 2013 10:00 am Santiago time 10:00 am Eastern time (New York) Please Dial: +1 (877) 317-6776 from USA +1 (412) 317-6776 from other countries Password: Arauco

Interim Review First Quarter 2013 Results

May 17th, 2013

HIGHLIGHTS

•

Arauco’s consolidated sales reached US$ 1,182.3 million during the first quarter of 2013, a decrease of 1.6% compared to the US$ 1,201.9 million obtained in the fourth quarter of 2012. This decrease is mainly explained by lower sales of our sawn timber and pulp division by 10.3% and 3.8% respectively. Those effects were partially offset by higher sales in our panels business by 6.1%

•

During the first quarter of 2013, consolidated Adjusted EBITDA reached US$ 236.2 million, a decrease of 12.4% compared to the US$ 269.7 million Adjusted EBITDA obtained during the fourth quarter of 2012

•	Arauco’s consolidated net income for the first quarter of 2013 reached US$ 93.5 million, an increase of US$ 11.8 million compared to the US$ 81.7 million obtained in the fourth quarter of 2012

•	Capital expenditures during the first quarter of 2013 reached US$ 128.2 million, a decrease of 22.3% when compared to the US$ 165.1 million invested during the fourth quarter of 2012

Key Figures

In U.S. Million	1Q 13	4Q 12	1Q 12	QoQ	YoY	YTD 2013	YTD 2012	YoY
Sales	1,182.3	1,201.9	1,010.4	-1.6%	17.0%	1,182.3	1,010.4	17.0%
Cost of sales	(846.4)	(910.8)	(724.6)	-7.1%	16.8%	(846.4)	(724.6)	16.8%
Gross margin	335.9	291.2	285.8	15.4%	17.5%	335.9	285.8	17.5%
Operating income (1)	98.9	31.3	77.7	215.7%	27.2%	98.9	77.7	27.2%
Net income	93.5	81.7	52.1	14.5%	79.6%	93.5	52.1	79.6%
Adjusted EBITDA	236.2	269.7	190.9	-12.4%	23.8%	236.2	190.9	23.8%
Adjusted EBITDA mg.	20.0%	22.4%	18.9%	-10.9%	5.8%	20.0%	18.9%	5.8%
LTM(2) Adj. EBITDA	924.2	878.8	1,166.5	5.2%	-20.8%	924.2	1,166.5	-20.8%
LTM Adj. EBITDA Mg	20.8%	20.5%	26.9%	1.1%	-22.7%	20.8%	26.9%	-22.7%
CAPEX	128.2	165.1	284.7	-22.3%	-55.0%	128.2	284.7	-55.0%
Net financial debt	3,954.5	4,004.8	3,128.9	-1.3%	26.4%	3,954.5	3,128.9	26.4%
Net financial debt / LTM Adj. Ebitda	4.3x	4.6x	2.7x	-6.1%	59.5%	4.3x	2.7x	59.5%
LTM ROCE (3)	2.7%	2.3%	6.0%	19.4%	-55.1%	2.7%	6.0%	-55.1%

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	LTM ROCE = LTM EBIT (1-Tax) / Working capital + Fixed assets

Interim Review First Quarter 2013 Results

May 17th, 2013

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	1Q 2013		4Q 2012		1Q 2012
Pulp(*)	500.8	42.4%	520.7	43.3%	474.6	47.0%
Panels(*)	449.9	38.1%	424.1	35.3%	304.5	30.1%
Sawn Timber(*)	186.8	15.8%	208.2	17.3%	188.8	18.7%
Forestry	37.6	3.2%	41.4	3.4%	34.0	3.4%
Others	7.1	0.6%	7.5	0.6%	8.5	0.8%
TOTAL	1,182.3	100%	1,201.9	100%	1,010.4	100%

(*)	Pulp, Panels and Sawn Timber division sales include energy

Consolidated Sales

Arauco’s consolidated sales for the first quarter of 2013 reached US$ 1,182.3 million, 1.6% lower than the US$ 1,201.9 million obtained during the fourth quarter of 2012. The main variances during this quarter were a 10.3%, a 9.2% and a 3.8% decrease in total sales of our sawn timber, forestry and pulp business respectively and partially offset by a 6.1% increase in total sales of our panels business.

One event that impacted the decrease in sales was a general strike over Chilean ports, and affected the ports that we operate between March 26th and April 5th. Some of our shipments were delayed and not able to be invoiced during this first quarter.

Compared to the US$ 1,010.4 million obtained in the first quarter of 2012, consolidated sales were 17.0% higher, mainly explained by a 47.8% increase in total sales of our panels business and a 5.5% increase in sales from our pulp business.

Sales by Business Segment 1Q 2013 (*) Pulp, Panels and Sawn Timber division sales include energy

Interim Review First Quarter 2013 Results

May 17th, 2013

Production

During the first quarter of 2013, production volume of our Pulp business was in line with planned targets and reached 801 thousand Adt, a 6.9% increase compared to the 749 thousand Adt produced in the previous quarter. Production volume in our panels division remained stable at 1,199 thousand m3, 0.4% above that of the previous quarter. The production volume from our Sawn timber division increased 5.6% or 37 thousand m3 when compared to the fourth quarter of 2012.

Production by Business Segment

Interim Review First Quarter 2013 Results

May 17th, 2013

EBITDA Composition

In U.S. Million	1Q 13	4Q 12	1Q 12	QoQ	YoY	YTD 2013	YTD 2012	YoY
Net Income	93.5	81.7	52.1	1.5%	79.6%	93.5	52.1	79.6%
Financial costs	56.0	85.3	58.1	-34.4%	-3.7%	56.0	58.1	-3.7%
Financial income	(5.5)	(4.9)	(4.5)	12.4%	21.9%	(5.5)	(4.5)	21.9%
Income Tax	15.6	9.1	9.3	72.2%	67.5%	15.6	9.3	67.5%
EBIT	159.6	171.1	114.9	-6.7%	38.8%	159.6	114.9	38.8%
Depreciation & amortization	69.5	76.1	57.6	-8.6%	20.7%	69.5	57.6	20.7%
EBITDA	229.1	247.2	172.5	-7.3%	32.8%	229.1	172.5	32.8%
Fair value cost of timber harvested	72.8	79.7	73.0	-8.7%	-0.4%	72.8	73.0	-0.4%
Gain from changes in fair value of biological assets	(67.6)	(60.3)	(43.9)	12.2%	54.0%	(67.6)	(43.9)	54.0%
Exchange rate differences	2.0	3.1	(10.8)	-34.5%	-118.8%	2.0	(10.8)	-118.8%
Adjusted EBITDA	236.2	269.7	190.9	-12.4%	23.8%	236.2	190.9	23.8%

EBITDA

Consolidated Adjusted EBITDA for the first quarter of 2013 was US$ 236. 2 million, 12.4% lower than the US$ 269.7 million reached during the previous quarter. This decrease can be explained by the net proceeds from insurance claims received the previous quarter, that corresponded to the balance of the total claim related to the fire at our Nueva Aldea´s plywood mill and to the claim of the turbo generator stoppage event at the Valdivia Mill. Also the consolidated Adjusted EBITDA decrease can be explained by higher gains on sales of fixed assets during the fourth quarter 2012. However, during this first quarter of the year we achieved an increase in EBITDA in our Forestry, Panels and Pulp divisions of 51.2%, 22.0%. In particular, our Pulp business increased its EBITDA in US$ 35.6, mainly due to higher average prices and lower costs as compared to the previous quarter.

Consolidated Adjusted EBITDA for the first quarter of 2013 was higher by 23.8% or US$ 45.4 million than the US$ 190.9 million reached in the same period of 2012.

Adjusted EBITDA Variation by Business Segment 4Q12—1Q13

(In US$ Million)

Interim Review First Quarter 2013 Results

May 17th, 2013

Operating Income

Arauco’s consolidated operating income during the first quarter of the year reached US$ 98.9 million, an increase of 215.7% or US$ 67.6 million compared to the US$ 31.3 million obtained during the fourth quarter of 2012. This is explained mainly due to an increase in Gross Margin by 15.4% or US$ 44.8 million and a decrease in Selling and Administrative Expenses by 8.8% or US$ 22.8 million. As a percentage of revenues, our Selling and Administrative Expenses decreased to 20.0% when compared to the previous quarter that reached 21.6% of total revenues.

During the first quarter of 2013, Arauco’s operating income was 27.2% or US$ 21.2 million higher than the US$ 77.7 million reached in the same quarter of 2012. This is mainly due to an increase in Gross Margin by 17.5% or US$ 50.1 million and partially offset by an increase of 13.9% or US$ 28.9 million in Selling and administrative expenses.

In terms of costs, during the first quarter of the year we had a decrease in unitary cost of sales for bleached softwood pulp and bleached hardwood pulp of 6.2% and 7.7% respectively, when compared to the fourth quarter of 2012.

Net Income

Net income for the first quarter of 2013 was US$ 93.5 million, an increase of US$ 11.8 million compared to the US$ 81.7 million obtained in the fourth quarter 2012. This is mainly explained by an increase in Operating income of 215.7% or US$ 67.6 million and a decrease of 34.4% or US$ 29.3 million in financial costs. This was partially offset by a decrease of 47.4% or US$ 67.2 million in Other operating income and a lower participation in profit in associates and joint ventures accounted through equity method of 77.4% or US$ 14.6 million.

Compared to the US$ 52.1 million obtained in the first quarter of 2012, consolidated net income was US$ 41.5 million higher during the first quarter of 2013, mainly explained by a 16.8% or US$ 121.8 million decrease in costs of sales.

Net Income Variation by Item 4Q12—1Q13

(In US$ Million)

Interim Review First Quarter 2013 Results

May 17th, 2013

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached US$ 500.8 million (including energy sales) for the first quarter of 2013, a decrease of 3.8% compared to the previous quarter. This decrease was mainly due to lower sales volume of 6.1% and higher average prices of 2.7%.

When compared with the same period of 2012, pulp sales increased 5.5%, mainly due to higher average prices of 0.4%, higher sales volume of 0.9% and higher energy sales.

Since the beginning of this first quarter of the year, we have seen an increase in prices of long fiber and short fiber pulp in all markets. Such increases have been driven by Asian and American markets. Europe has followed the trend to a lesser extent and with some difficulty given the demand for end-products in the European market.

The inventory levels that had been stable and had experienced a decrease in December 2012, now increased. The most important increase was in short fiber, with inventory levels 5 days higher than December and first quarter 2012. It is important to mention that in general inventory levels decrease during December every year, so the increase during the first quarter is normal.

Europe continues with less consumption of pulp. In March of this year, pulp consumption dropped again respect to March 2012 by 1.4%. Nonetheless, producers have anticipated such decrease in consumption and shipments decreased hence regulating inventory levels which dropped 3.4% in March respect to March 2012. With this situation prices also have slightly increased, approximately 3% in long fiber and 2% in short fiber. However, the situation in Europe in general continues difficult and the trend of integrated paper producers releasing pulp to the spot market continues and affects the pulp market, especially the long fiber market. At the same time, the higher supply of long fiber is competing with short fiber, replacing it if the technical and economic feasibility allows, and in the short term limiting as well the price of short fiber pulp.

With the new Chinese government there is more optimism respect to incentives to increase internal consumption in China, but so far this has not meant strong demand in the first quarter. On the contrary, pulp imports decreased 13.2% in long fiber and 13.5% in short fiber during the first months of the year. As opposed to this trend, prices have increased more than in other geographies. In long fiber the price increase during the first quarter was 5% and in short fiber approximately 8%. These prices increases were important if we take into consideration that the first quarter of the year is normally stable and not necessarily with strong demand moreover considering the Chinese New Year.

Other markets such as Middle East and Latin America continued with a stable but strong demand. Prices have also been increasing following global trends and especially Middle East where there was fewer pulp surplus supply, except for some long fiber European producers and some short fiber supply coming from Brazil at the beginning of the quarter.

The fluff market continued stable at low levels during all the quarter but with optimism towards the second quarter due to higher demand of this pulp grade in North America, a very important market and producer.

Production during the first quarter of the year was in line with planned levels, meeting production and sales targets (closed deals), however, invoicing levels did not reach target levels due to the strike at ports that affected most of Chile and in particular ports from the Eighth Region, which are the main ports from where we ship our pulp. We expect to recover the sales level during the second quarter.

Interim Review First Quarter 2013 Results

May 17th, 2013

2- Sawn Timber Division

Our Sawn Timber division had total sales of US$ 186.8 million for the first quarter of 2013, representing a 10.3% decrease compared to the previous quarter. During this quarter our change in the product sales mix set our average sales price 11.3% lower than the previous quarter, however, volume sales increased 0.6%.

When compared with the same period of 2012, sawn timber and remanufactured wood products sales decreased 1.1%, mainly due to a product sales mix that resulted in a lower average price of 6.3%, partially offset by higher sales volume of 0.3% and by new energy sales (Viñales Co-generation Plant) that started at the end of the second quarter of 2012.

The real estate and construction markets in the United States continued with a positive growth during the first quarter of 2013. The Housing Starts Index reached 1.036.000 units per year during March that is a 46.7% increase as compared to March 2012. Current construction levels continue low if compared to the historical 10-year average. On average, during the first quarter of 2013 the sales price of moldings in the United States increased when compared to the last quarter of 2012.

During the first quarter of this year the solid wood market has shown a recovery in volumes and prices. Sales orders have increased and there is an upward pressure in prices of wood in most of the markets we sell.

3- Panels Division

Panel’s sales reached US$ 449.9 million in the first quarter of this year, an increase of 6.1% when compared to the US$ 424.1 million obtained in the fourth quarter of the year. This increase is mainly explained by an increase in sales volume of 0.8%.

The Panels Division closed the first quarter of 2013 with an increase in accumulated sales of 78% respect to the same quarter of 2012. The increase is explained by the addition of sales coming from our new operations in USA and Canada. Regardless of this important growth, in the case of Argentina and Chile, sales volume during the quarter were stable.

In the case of MDF panel boards, sales volume increased 105% respect to the same quarter of 2012. This strong growth is explained by an increase of supply in the North American market after the Flakeboard and Moncure acquisitions, and also because of the start of the new MDF line in Jaguariaiva, Brazil.

Sales volume of PBO grew 170% respect to the same quarter of 2012 due to the increase of supply in North America and the additional volume supplied by our new Teno mill in Chile.

In MDF moldings, sales volume grew 10% when compared to the same quarter of 2012, mainly explained by higher demand in North America driven by the housing starts recovery in that market. As of March 2013, prices have increased 19% respect to the March 2012.

Sales volume of our HB panels dropped 9% with respect to the first quarter of 2012. This is explained by a lower demand in South American markets.

Interim Review First Quarter 2013 Results

May 17th, 2013

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 2,707.8 million at the end of the first quarter of 2013, an increase of 0.3% or US$ 8.9 million compared to the US$ 2,699.0 million obtained in the fourth quarter of 2012. When compared with the US$ 2,847.2 million reached in the same period last year, there was a decrease of 4.9% or US$ 139.4 million.

•	Cash and cash equivalents:

As of March 2013 our cash balance reached US$ 394.5 million, a decrease of 0.3% or US$ 1.2 million when compared to the US$ 395.7 million reached in the previous quarter. Operational Cash Flow reached US$ 169.6 million, an increase of 17.4% compared to the previous quarter. Investment cash flows reached US$ 111.5 million, a decrease of 16.7% compared to the fourth quarter 2012. Financing cash flows reached a negative amount of US$ 58.3 million, compared to the positive amount of US$ 17.4 million reached the previous quarter.

In the first quarter of 2012, our cash and equivalents reached US$ 538.0 million, lower by 26.7% or US$ 143.5 million than that of March 2013.

Non-Current Assets

Non-current assets reached US$ 10,922.9 million at March 2013, an increase of 0.7% or US$ 70.7 million compared to the fourth quarter of the last year. When compared with the US$ 10,200.0 million reached in the same period last year, there was an increase of 7.1% or US$ 722.9 million.

Interim Review First Quarter 2013 Results

May 17th, 2013

Financial Debt

Arauco’s consolidated financial debt as of March 31, 2013 reached US$ 4,348.9 million, a decrease of 1.2% or US$ 51.6 million when compared to December 2012.

When compared to March 2012, our financial debt increased 18.6% or US$ 682.1 million. This was mainly due the issuance of UF 5.000.000 (approximately a US$ 232.0 million) in local bonds in April 2012, pre-export financing loans and the consolidation of Flakeboard’s debt.

Our consolidated net financial debt decreased 1.3% or US$ 50.3 million when compared with December 2012. Compared with the same quarter of 2012, our consolidated net financial debt increased 26.4% or US$ 825.6 million.

Our leverage measured as Net Financial Debt over Last Twelve Months Adjusted EBITDA dropped to 4.3x in March 2013, as compared to December 2012 when it reached 4.6x.

Financial Debt

In U.S. Million	March 2013	December 2012	March 2012
Short term financial debt	829.5	806.9	182.2
Long term financial debt	3,519.4	3,593.6	3,484.7
TOTAL FINANCIAL DEBT	4,348.9	4,400.5	3,666.9
Cash and cash equivalents	394.5	395.7	538.0
NET FINANCIAL DEBT	3,954.5	4,004.8	3,128.9

Financial Debt Profile

(In U.S. Million)

Interim Review First Quarter 2013 Results

May 17th, 2013

FINANCIAL RATIOS

Financial Ratios

	1Q 13		4Q 12		1Q 12		YTD 2013		YTD 2012
Profitability
Gross margin	28.4%		24.2%		28.3%		28.4%		28.3%
Operating margin	8.4%		2.6%		7.7%		8.4%		7.7%
LTM(1) Adjusted EBITDA margin	20.8%		20.5%		26.9%		20.0%		18.9%
ROA (EBIT / Total assets)	4.7%		5.1%		3.6%		4.7%		3.6%
LTM ROCE (EBIT x (1–tax rate) / (Working Cap+Fixed assets)	2.7%		2.3%		6.0%		2.7%		6.0%
ROE (Net income / Equity)	5.3%		4.7%		2.9%		5.3%		2.9%
Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	4.0	x	3.8	x	5.8	x	4.0	x	5.8	x
Net financial debt / Adjusted EBITDA LTM	4.3	x	4.6	x	2.7	x	4.3	x	2.7	x
Financial debt / Total capitalization(2)	38.2%		38.7%		34.1%		38.2%		34.1%
Net financial debt / Total capitalization	34.7%		35.2%		29.1%		34.7%		29.1%
Financial debt / Shareholders’ equity	62.4%		63.9%		52.3%		62.4%		52.3%
Net financial debt / Shareholders’ equity	56.7%		58.1%		44.6%		56.7%		44.6%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

Interim Review First Quarter 2013 Results

May 17th, 2013

FIRST QUARTER AND SUBSEQUENT EVENTS

In February our new Jaguariaiva MDF line started production

On February 23rd, Arauco´s new MDF line in Jaguariaiva started production. This brownfield project demanded an investment of US$ 166 million and has an annual production capacity of 500,000 m3 of MDF. This new line will sell its production mainly in the Brazilian domestic market.

Construction work at Montes del Plata is significantly advanced

Construction work of Montes del Plata pulp mill is moving at a steady pace. This project is part of the joint venture in equal shares between Swedish-Finnish Stora Enso and ARAUCO, to produce and export woodpulp to the world’s most important markets. The project started commissioning its main equipment, hitting a new milestone: the water tank of the recovery boiler was recently installed. The mill start-up process is expected to begin during the third quarter of 2013.

ARAUCO to supply Codelco with Non-Conventional Renewable Energy source

Through a tender offer, ARAUCO won a 58% of Codelco’s Non-Conventional Renewable Energy needs for a period of five years. The contract states that ARAUCO will supply NCRE credits generated by its power plants at Nueva Aldea and Arauco pulp mills, as well as Viñales Bioenergy power plant, all of which are fueled by renewable forest biomass. The amounts of energy involved go from 70 GWh in 2013 to 110 GWh in 2017.

ARAUCO publishes the 2012 Sustainability Report

ARAUCO recently published its 2012 Sustainability Report, making its environmental, social and economic performance available to the public. This document is a tool for the company’s internal staff and allows its external stakeholders to get to know the company’s work, which seeks to contribute to the economic and social development of the areas in which ARAUCO operates.

Interim Review First Quarter 2013 Results

May 17th, 2013

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	1Q 13	4Q 12	1Q 12
Revenue	1,182.3	1,201.9	1,010.4
Cost of sales	(846.4)	(910.8)	(724.6)
Gross Income	335.9	291.2	285.8
Other operating income	74.6	141.8	61.0
Distribution costs	(107.5)	(122.1)	(105.3)
Administrative expenses	(129.6)	(137.7)	(102.8)
Other operating expenses	(16.2)	(17.7)	(34.1)
Other income (loss)	0.0	(0.1)	0.0
Financial income	5.5	4.9	4.5
Financial costs	(56.0)	(85.3)	(58.1)
Participation in (loss) profit in associates and joint ventures accounted through equity method	4.3	18.9	(0.4)
Exchange rate differences	(2.0)	(3.1)	10.8
Income Before Income Tax	109.1	90.8	61.4
Income tax	(15.6)	(9.1)	(9.3)
Net Income	93.5	81.7	52.1
Profit attributable to parent company	89.2	80.5	51.4
Profit attributable to non- parent company	4.3	1.2	0.6

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2013 Results

May 17th, 2013

Consolidated Balance Sheet

In U.S. Million	1Q 13	4Q 12	1Q 12
Cash and cash equivalents	394.5	395.7	538.0
Other financial current assets	1.7	1.0	0.1
Other current non-financial assets	224.9	207.9	233.8
Trade and other receivables, net	747.4	825.9	840.6
Related party receivables	142.1	130.4	99.1
Inventories	851.7	815.8	794.6
Biological assets. current	260.0	252.7	275.8
Tax receivables	72.5	55.9	49.8
Non-current assets classified as held for sale	13.1	13.6	15.3
Total Current Assets	2,707.8	2,699.0	2,847.2
Other non-current financial assets	73.3	61.4	48.4
Other non-current and non-financial assets	129.8	125.3	105.9
Non-current receivables	6.5	11.9	7.0
Investments accounted through equity method	1,060.6	1,048.5	934.8
Intangible assets	22.7	22.3	16.7
Goodwill	59.3	58.6	60.8
Property. plant and equipment	5,913.5	5,889.1	5,407.7
Biological assets. non-current	3,496.2	3,473.4	3,479.6
Deferred tax assets	161.0	161.7	139.0
Total Non-Current Assets	10,922.9	10,852.2	10,200.0
TOTAL ASSETS	13,630.7	13,551.2	13,047.2

Other financial liabilities, current	830.2	808.6	185.1
Trade and other payables	494.5	490.2	423.8
Related party payables	7.3	9.2	12.3
Other provisions. current	8.5	8.9	9.0
Tax liabilities	9.3	12.3	128.3
Current provision for employee benefits	3.9	3.9	3.5
Other current financial liabilities	144.3	92.2	246.1
Total Current Liabilities	1,498.0	1,425.3	1,008.1
Other non-current financial liabilities	3,525.9	3,606.3	3,484.7
Other non-current provisions	15.3	13.3	11.0
Deferred tax liabilities	1,408.9	1,395.7	1,277.7
Non-current provision for employee benefits	43.1	43.5	38.6
Other non-current financial liabilities	97.5	101.4	125.8
Total Non-Current Liabilities	5,090.6	5,160.1	4,937.8
Non-controlling participation	73.0	74.4	92.4
Net equity attributable to parent company	6,969.0	6,891.3	7,009.0
TOTAL LIABILITIES AND EQUITY	13,630.7	13,551.2	13,047.2

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2013 Results

May 17th, 2013

Consolidated Statement of Cash Flows

In U.S. Million	1Q 13	4Q 12	1Q 12
Collection of accounts receivables	1,330.5	1,286.5	1,122.3
Collection from insurance claims	29.8	10.8	0.5
Other cash receipts (payments)	171.0	73.3	82.0
Payments of suppliers and personnel (less)	(1,280.7)	(1,181.4)	(1,025.2)
Dividends and other distributions received	0.0	(0.4)	0.0
Interest paid and received	(61.5)	(33.6)	(47.0)
Income tax paid	(19.2)	(8.0)	(19.8)
Other (outflows) inflows of cash, net	(0.4)	(2.7)	(0.1)
Net Cash Provided by (Used in) Operating Activities	169.6	144.4	112.8
Capital Expenditures	(128.2)	(165.1)	(284.7)
Other investment cash flows	16.7	31.2	(20.2)
Net Cash Provided by (Used in) Investing Activities	(111.5)	(133.9)	(304.9)
Proceeds from borrowings	269.6	438.0	524.0
Repayments of borrowings	(321.7)	(385.4)	(114.4)
Dividends paid	(6.2)	(20.1)	0.0
Other inflows of cash, net	0.0	(15.1)	0.3
Net Cash Provided by (Used in) Financing Activities	(58.3)	17.4	409.9
Total Cash Inflow (Outflow) of the Period	(0.3)	27.9	217.7
Effect of exchange rate changes on cash and cash equivalents	(1.0)	(2.5)	4.3
Cash and Cash equivalents. at beginning of the period	395.7	370.3	315.9
Cash and Cash Equivalents at end of the Period	394.5	395.7	538.0

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact: José Luis Rosso jose.rosso@arauco.cl Phone: (56-2) 2461 7221 Jorge Molina jorge.molina.mendez@arauco.cl Phone: (56-2) 2461 7569